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                                                                       EXHIBIT 5


FOR IMMEDIATE RELEASE                    Contact:  David L. Concannon
                                                   General Counsel
                                                   Axsys Technologies, Inc.
                                                   201/871-7756
                                                   dlc@axsys.com
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                                                   www.axsys.com
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                AXSYS TECHNOLOGIES RECEIVES ACQUISITION PROPOSAL


Englewood Cliffs,  NJ, November 20, 1998 -- Axsys Technologies, Inc. (Nasdaq:
AXYS) today announced that its Board of Directors has formed a Special Committee, consisting of Anthony J. Fiorelli, Jr. and Eliot M. Fried, to evaluate a proposal it has received from Stephen W. Bershad, the Chairman and Chief Executive Officer of the Company and the beneficial owner of approximately 31% of the outstanding shares of Common Stock of the Company, for the acquisition by Mr. Bershad, or an entity to be formed by him, of all of the outstanding shares of Common Stock of the Company for $15.00 per share payable in cash. The proposal represents an approximate 38% premium over Friday's closing stock price of $10-7/8.

The Special Committee will retain independent investment banking advisers and legal counsel to advise it on the fairness of the offer to the shareholders of the Company other than Mr. Bershad and an entity controlled by Mr. Bershad.

The proposal is subject to, among other things, (1) the execution and delivery of a definitive acquisition agreement, (2) receipt of a fairness opinion from the financial adviser to the Special Committee of the Board, (3) receipt of satisfactory financing for the transaction, (4) approval of the proposed transaction by the Special Committee of the Board, the full Board of Directors and the Company's Stockholders (5) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

There can be no assurance that a definitive acquisition agreement will be executed and delivered or that the proposed transaction will be consummated.

Axsys Technologies, Inc. supplies micro-positioning and precision optical products for a variety of markets, including defense, space, digital imaging and electronics capital equipment. The company also produces interconnect devices and distributes precision ball bearings for industrial, consumer and other commercial applications. For more information, contact Axsys Technologies, Inc., 910 Sylvan Avenue, Suite 180, Englewood Cliffs, NJ 07632. (201) 871-1500, FAX
(201) 871-7750; web: www.axsys.com
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